EXHIBIT 99.1

Unaudited Condensed Attributed Financial Information for Hughes Retail Group

On March 1, 2014, EchoStar Corporation (“EchoStar”) issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the “EchoStar Tracking Stock”) and Hughes Satellite Systems Corporation (“HSS”), a subsidiary of EchoStar, also issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the “HSS Tracking Stock” and together with the EchoStar Tracking Stock, the “Tracking Stock”) to certain subsidiaries of DISH Network Corporation.

The Tracking Stock is intended to reflect the separate performance of the Hughes Retail Group, which is comprised primarily of our business of providing satellite broadband internet services to residential retail subscribers, including the assets and liabilities primarily associated with the operation of the business; and the business operations, revenue, billings, operating and other direct and indirect support activities to provide services to the business and Hughes retail subscribers.  The Hughes Retail Group also includes any proceeds associated with a sale or transfer of the Hughes Retail Group or any assets of the Hughes Retail Group, and any other assets acquired by or for the account of the Hughes Retail Group or otherwise attributed, contributed, allocated or transferred to the Hughes Retail Group from time to time.  The HSSC Group is comprised of all existing and future businesses of Hughes Satellite Systems Corporation and its subsidiaries, excluding the Hughes Retail Group.

Holders of the Tracking Stock and our common stock are holders of capital stock of the issuer (EchoStar or HSS) and are subject to risks associated with an investment in the issuer and all of its businesses, assets and liabilities.  The issuance of the Tracking Stock does not affect the rights of our creditors or the creditors of our subsidiaries.  Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Hughes Retail Group and the HSSC Group, our tracking stock structure does not affect the ownership or the legal title to our assets or responsibility for our liabilities.

The accompanying condensed attributed financial information as of, and for, the three and six months ended June 30, 2015 and 2014 and the year ended December 31, 2014 are unaudited.  The Company’s management is solely responsible for this financial information and believes that it has been prepared in conformity with accounting principles generally accepted in the United States.

The following tables present our consolidated assets and liabilities as of June 30, 2015 and December 31, 2014 and our consolidated revenue, expenses and cash flows for the three and six months ended June 30, 2015 and 2014.  The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Hughes Retail Group as if that business and its assets had been attributed to that group at the beginning of each period.  As a result of our Policy Statement adopted as of March 1, 2014, we used different attribution methods for certain items in periods prior to March 1, 2014.  Therefore, the attributed financial position, results of operations and cash flows of the Hughes Retail Group and all other operations are not directly comparable to the corresponding attributed financial information for periods after March 1, 2014.  The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the period ended June 30, 2015 included in our Quarterly Report on Form 10-Q.

CONDENSED ATTRIBUTED BALANCE SHEETS

(In thousands)

(Unaudited)

	Attributed				Attributed
	As of June 30, 2015				As of December 31, 2014
	Hughes				Hughes
	Retail	HSSC	Inter-Group	HSS	Retail	HSSC	Inter-Group	HSS
	Group	Group	Eliminations	Consolidated	Group	Group	Eliminations	Consolidated
Assets
Current Assets:
Cash, cash equivalents and marketable investment securities	$—	$546,519	$—	$546,519	$—	$620,549	$—	$620,549
Trade accounts receivable, net	32,649	123,974	—	156,623	29,086	111,107	—	140,193
Trade accounts receivable - DISH Network, net	—	18,868	—	18,868	—	19,249	—	19,249
Inventory	6,850	56,532	(1,568)	61,814	8,282	45,214	(1,899)	51,597
Deferred tax assets	4,980	171,668	—	176,648	4,982	152,967	—	157,949
Prepaids and deposits	614	31,855	—	32,469	592	30,346	—	30,938
Inter-group advances	—	43,065	(43,065)	—	—	27,449	(27,449)	—
Other current assets	—	19,372	—	19,372	—	8,361	—	8,361
Total current assets	45,093	1,011,853	(44,633)	1,012,313	42,942	1,015,242	(29,348)	1,028,836
Noncurrent Assets:
Restricted cash and cash equivalents	—	19,159	—	19,159	—	17,652	—	17,652
Property and equipment, net	170,753	2,108,701	(12,879)	2,266,575	166,145	2,116,777	(8,354)	2,274,568
Regulatory authorizations, net	—	471,658	—	471,658	—	471,658	—	471,658
Goodwill	260,000	244,173	—	504,173	260,000	244,173	—	504,173
Other intangible assets, net	41,287	93,233	—	134,520	51,088	106,012	—	157,100
Economic interest in Hughes Retail Group	—	326,216	(326,216)	—	—	334,742	(334,742)	—
Other investments	—	35,616	—	35,616	—	32,969	—	32,969
Other noncurrent assets, net	40,655	185,484	(721)	225,418	40,997	137,278	(647)	177,628
Total noncurrent assets	512,695	3,484,240	(339,816)	3,657,119	518,230	3,461,261	(343,743)	3,635,748
Total assets	$557,788	$4,496,093	$(384,449)	$4,669,432	$561,172	$4,476,503	$(373,091)	$4,664,584
Liabilities and Stockholders’ Equity
Current Liabilities:
Trade accounts payable	$9,748	$88,648	$—	$98,396	$12,613	$81,170	$—	$93,783
Trade accounts payable - DISH Network	—	18	—	18	—	18	—	18
Current portion of long-term debt and capital lease obligations	—	28,893	—	28,893	—	39,746	—	39,746
Deferred revenue and prepayments	28,135	42,219	—	70,354	26,504	34,559	—	61,063
Accrued compensation	—	19,669	—	19,669	—	20,128	—	20,128
Advances from affiliates, net	—	3,589	—	3,589	—	23,792	—	23,792
Inter-group advances	43,065	—	(43,065)	—	27,449	—	(27,449)	—
Accrued expenses and other	20,990	63,505	—	84,495	15,167	76,256	—	91,423
Total current liabilities	101,938	246,541	(43,065)	305,414	81,733	275,669	(27,449)	329,953
Noncurrent Liabilities:
Long-term debt and capital lease obligations, net of current portion	—	2,201,410	—	2,201,410	—	2,325,417	—	2,325,417
Deferred tax liabilities	—	592,411	—	592,411	9,457	530,103	—	539,560
Advances from affiliates, net	—	8,419	—	8,419	—	8,352	—	8,352
Other noncurrent liabilities	2,079	85,035	—	87,114	4,351	87,354	—	91,705
Total noncurrent liabilities	2,079	2,887,275	—	2,889,354	13,808	2,951,226	—	2,965,034
Total liabilities	104,017	3,133,816	(43,065)	3,194,768	95,541	3,226,895	(27,449)	3,294,987
Shareholders’ Equity:
Equity/ Attributed net assets (liabilities)	453,771	1,351,467	(341,384)	1,463,854	465,631	1,239,595	(345,642)	1,359,584
Noncontrolling interests	—	10,810	—	10,810	—	10,013	—	10,013
Total shareholders’ equity	453,771	1,362,277	(341,384)	1,474,664	465,631	1,249,608	(345,642)	1,369,597
Total liabilities and equity/ attributed net assets (liabilities)	$557,788	$4,496,093	$(384,449)	$4,669,432	$561,172	$4,476,503	$(373,091)	$4,664,584

CONDENSED ATTRIBUTED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Attributed				Attributed
	For the Three Months Ended June 30, 2015				For the Three Months Ended June 30, 2014
	Hughes				Hughes
	Retail	HSSC	Inter-Group	HSS	Retail	HSSC	Inter-Group	HSS
	Group	Group	Eliminations	Consolidated	Group	Group	Eliminations	Consolidated
Revenue:
Services and equipment revenue - other	$151,825	$254,012	$(80,667)	$325,170	$138,799	$259,820	$(76,138)	$322,481
Services and equipment revenue - DISH Network	—	134,306	—	134,306	—	135,190	—	135,190
Total revenue	151,825	388,318	(80,667)	459,476	138,799	395,010	(76,138)	457,671
Costs and Expenses:
Cost of sales (exclusive of depreciation and amortization)	90,199	169,403	(78,271)	181,331	81,095	177,476	(72,811)	185,760
Selling, general and administrative expenses	33,582	31,441	—	65,023	33,940	30,588	—	64,528
Research and development expenses	—	6,513	—	6,513	—	4,654	—	4,654
Depreciation and amortization	34,861	74,023	(1,259)	107,625	33,335	82,641	(158)	115,818
Total costs and expenses	158,642	281,380	(79,530)	360,492	148,370	295,359	(72,969)	370,760
Operating income (loss)	(6,817)	106,938	(1,137)	98,984	(9,571)	99,651	(3,169)	86,911

Other Income (Expense):
Interest income	—	1,196	(39)	1,157	—	625	(5)	620
Interest expense, net of amounts capitalized	(39)	(43,566)	39	(43,566)	(5)	(48,595)	5	(48,595)
Loss from partial redemption of debt	—	(5,044)	—	(5,044)	—	—	—	—
Other-than-temporary impairment on marketable investment security	—	(4,649)	—	(4,649)	—	—	—	—
Equity in earnings of unconsolidated affiliate	—	1,241	—	1,241	—	1,244	—	1,244
Retained interest in earnings (loss) of Hughes Retail Group	—	(2,979)	2,979	—	—	(4,141)	4,141	—
Other, net	—	(2,270)	—	(2,270)	—	245	—	245
Total other income (expense), net	(39)	(56,071)	2,979	(53,131)	(5)	(50,622)	4,141	(46,486)
Income (loss) before income taxes	(6,856)	50,867	1,842	45,853	(9,576)	49,029	972	40,425
Income tax benefit (provision), net	2,712	(21,092)	—	(18,380)	3,817	(16,240)	—	(12,423)
Net income (loss)	(4,144)	29,775	1,842	27,473	(5,759)	32,789	972	28,002
Less: Net income (loss) attributable to noncontrolling interests	—	428	—	428	—	428	—	428
Net income (loss) attributable to HSS	$(4,144)	$29,347	$1,842	$27,045	$(5,759)	$32,361	$972	$27,574

CONDENSED ATTRIBUTED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Attributed				Attributed
	For the Six Months Ended June 30, 2015				For the Six Months Ended June 30, 2014
	Hughes				Hughes
	Retail	HSSC	Inter-Group	HSS	Retail	HSSC	Inter-Group	HSS
	Group	Group	Eliminations	Consolidated	Group	Group	Eliminations	Consolidated
Revenue:
Services and equipment revenue - other	$297,986	$507,712	$(162,798)	$642,900	$275,530	$453,822	$(103,372)	$625,980
Services and equipment revenue - DISH Network	—	266,810	—	266,810	—	246,004	—	246,004
Total revenue	297,986	774,522	(162,798)	909,710	275,530	699,826	(103,372)	871,984
Costs and Expenses:
Cost of sales (exclusive of depreciation and amortization)	176,207	336,523	(156,270)	356,460	149,319	314,614	(98,421)	365,512
Selling, general and administrative expenses	72,216	63,352	—	135,568	69,490	58,309	—	127,799
Research and development expenses	—	12,067	—	12,067	878	8,268	—	9,146
Depreciation and amortization	69,112	148,786	(2,259)	215,639	65,291	158,870	(158)	224,003
Total costs and expenses	317,535	560,728	(158,529)	719,734	284,978	540,061	(98,579)	726,460
Operating income (loss)	(19,549)	213,794	(4,269)	189,976	(9,448)	159,765	(4,793)	145,524

Other Income (Expense):
Interest income	—	2,333	(77)	2,256	1	1,580	(6)	1,575
Interest expense, net of amounts capitalized	(77)	(88,652)	77	(88,652)	(5)	(97,343)	6	(97,342)
Loss from partial redemption of debt	—	(5,044)	—	(5,044)	—	—	—	—
Other-than-temporary impairment on marketable investment security	—	(4,649)	—	(4,649)	—	—	—	—
Equity in earnings of unconsolidated affiliate	—	2,638	—	2,638	—	2,014	—	2,014
Retained interest in earnings (loss) of Hughes Retail Group	—	(8,526)	8,526	—	—	(3,741)	3,741	—
Other, net	—	(3,323)	—	(3,323)	—	476	—	476
Total other income (expense), net	(77)	(105,223)	8,526	(96,774)	(4)	(97,014)	3,741	(93,277)
Income (loss) before income taxes	(19,626)	108,571	4,257	93,202	(9,452)	62,751	(1,052)	52,247
Income tax benefit (provision), net	7,766	(44,119)	—	(36,353)	3,769	(16,393)	—	(12,624)
Net income (loss)	(11,860)	64,452	4,257	56,849	(5,683)	46,358	(1,052)	39,623
Less: Net income attributable to noncontrolling interests	—	797	—	797	—	727	—	727
Net income (loss) attributable to HSS	$(11,860)	$63,655	$4,257	$56,052	$(5,683)	$45,631	$(1,052)	$38,896

CONDENSED ATTRIBUTED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Attributed				Attributed
	For the Six Months Ended June 30, 2015				For the Six Months Ended June 30, 2014
	Hughes				Hughes
	Retail	HSSC	Inter-Group	HSS	Retail	HSSC	Inter-Group	HSS
	Group	Group	Eliminations	Consolidated	Group	Group	Eliminations	Consolidated
Cash Flows from Operating Activities:
Net income (loss)	$(11,860)	$64,452	$4,257	$56,849	$(5,683)	$46,358	$(1,052)	$39,623
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	69,112	148,786	(2,259)	215,639	65,291	158,870	(158)	224,003
Equity in earnings of unconsolidated affiliate	—	(2,638)	—	(2,638)	—	(2,014)	—	(2,014)
Retained interest in loss (earnings) of Hughes Retail Group	—	8,526	(8,526)	—	—	3,741	(3,741)	—
Amortization of debt issuance costs	—	3,051	—	3,051	—	2,853	—	2,853
Loss from partial redemption of debt	—	5,044	—	5,044	—	—	—	—
Losses (gains) and impairments on marketable investment securities, net	—	6,262	—	6,262	—	(10)	—	(10)
Stock-based compensation	—	2,602	—	2,602	—	1,300	—	1,300
Deferred tax provision (benefit)	(13,409)	47,993	—	34,584	—	5,623	—	5,623
Changes in current assets and current liabilities, net	2,437	(70,027)	(330)	(67,920)	6,432	50,162	4,951	61,545
Changes in noncurrent assets and noncurrent liabilities, net	2,024	1,733	74	3,831	(15,088)	8,425	—	(6,663)
Other, net	—	(3,330)	—	(3,330)	—	6,199	(2,752)	3,447
Net cash flows from operating activities	48,304	212,454	(6,784)	253,974	50,952	281,507	(2,752)	329,707
Cash Flows from Investing Activities:
Purchases of marketable investment securities	—	(96,462)	—	(96,462)	—	(163,798)	—	(163,798)
Sales and maturities of marketable investment securities	—	104,423	—	104,423	—	74,554	—	74,554
Purchases of property and equipment	(63,920)	(130,169)	6,784	(187,305)	(59,553)	(40,705)	2,752	(97,506)
Change in restricted cash and cash equivalents	—	(1,507)	—	(1,507)	—	(3,086)	—	(3,086)
Inter-group advances	—	(15,616)	15,616	—	—	(9,166)	9,166	—
Other, net	—	(11,669)	—	(11,669)	—	(12,316)	—	(12,316)
Net cash flows from investing activities	(63,920)	(151,000)	22,400	(192,520)	(59,553)	(154,517)	11,918	(202,152)
Cash Flows from Financing Activities:
Net Proceeds from issuance of Hughes Retail Preferred Tracking Stock	—	—	—	—	—	10,601	—	10,601
Repayment of 6 1/2% Senior Notes Due 2019 and related premium	—	(113,300)	—	(113,300)	—	—	—	—
Repayment of long-term debt and capital lease obligations	—	(23,722)	—	(23,722)	—	(34,604)	—	(34,604)
Inter-group advances	15,616	—	(15,616)	—	9,166	—	(9,166)	—
Inter-group equity contributions (distributions), net	—	—	—	—	(565)	565	—	—
Other	—	(709)	—	(709)	—	(1,907)	—	(1,907)
Net cash flows from financing activities	15,616	(137,731)	(15,616)	(137,731)	8,601	(25,345)	(9,166)	(25,910)
Effect of exchange rates on cash and cash equivalents	—	(626)	—	(626)	—	1,912	—	1,912
Net increase (decrease) in cash and cash equivalents	—	(76,903)	—	(76,903)	—	103,557	—	103,557
Cash and cash equivalents, beginning of period	—	225,557	—	225,557	—	163,709	—	163,709
Cash and cash equivalents, end of period	$—	$148,654	$—	$148,654	$—	$267,266	$—	$267,266

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION

(Unaudited)

Note 1.                   Business Description

The Hughes Retail Group is generally comprised of our business of providing satellite broadband internet services to residential retail subscribers, including the assets and liabilities primarily associated with the operation of the business, and the business operations, revenue, billings, operating and other direct and indirect support activities to provide services to the business and Hughes retail subscribers.  The Hughes Retail Group also includes any proceeds associated with a sale or transfer of the Hughes Retail Group or any assets of the Hughes Retail Group, and any other assets acquired by or for the account of the Hughes Retail Group or otherwise attributed, contributed, allocated or transferred to the Hughes Retail Group from time to time.  The HSSC Group consists of all other operations of HSS, including all existing and future businesses other than the Hughes Retail Group.  HSS has adopted a policy statement (the “Policy Statement”) as described in Note 2 below, which sets forth management and allocation policies for purposes of attributing all of the business and operations of HSS to either the Hughes Retail Group or the HSSC Group (each as fully defined in the Policy Statement and collectively, the “Groups”).

Note 2.                   Basis of Presentation

The overall objective of the attributed financial information is to present HSS’ attributed amounts reported in its condensed consolidated financial statements to the Hughes Retail Group and the HSSC Group.  The Policy Statement contains specific provisions that determine how certain assets, liabilities, revenue and expenses are attributed to the Groups, effective March 1, 2014.  The Policy Statement does not explicitly address the attribution of all amounts reported in our condensed consolidated financial statements; accordingly, management applies judgment in attributing certain amounts based on its assessment of the activities of the Groups and the guiding principles set forth in the Policy Statement.  In addition, because the Policy Statement was not effective in periods prior to March 1, 2014, it has limited applicability to the attributed financial information for such periods.

Set forth below is an overview of the Policy Statement and additional discussion about how we have attributed amounts in our condensed consolidated financial statements to the Groups.

Policy Statement

In accordance with the Policy Statement, all existing and future retail subscribers, including related customer contracts, are attributed to the Hughes Retail Group.  Assets and liabilities that are directly related to the Hughes Retail Group are attributed to the Hughes Retail Group, including certain accounts receivable, inventory, property and equipment, deferred subscriber acquisition costs, intangible assets and tax related assets and liabilities.  To the extent practicable, costs and expenses are attributed without markup to the Hughes Retail Group or the HSSC Group based on specific identification.  Common or shared costs, including corporate overhead, are allocated between the Hughes Retail Group and the HSSC Group using objective methods and criteria that reflect the relative usage of the corresponding functions or services.  Where resources are shared by the Groups and determinations based on use alone are not practicable, we use other methods and criteria that we believe are fair and result in a reasonable estimate of the costs associated with operation, utilization, and maintenance of such resources to each Group.  Such methods and criteria may include allocations based on revenue, operating costs, square footage, headcount or management estimates.  Under the documents governing the Tracking Stock, any change in our management’s allocation methodologies requires the consent of the holders of a majority of the outstanding shares of the Tracking Stock, but does not require the consent of our common shareholders.

The Hughes Retail Group utilizes broadband satellite capacity that is operated and maintained by the HSSC Group.  The Policy Statement provides for a monthly charge to the Hughes Retail Group for its utilization of such capacity based on the number of retail subscribers and revenue per month.  In addition, the Policy Statement establishes pricing for the Hughes Retail Group purchases of customer rental equipment from the HSSC Group based on cost plus a fixed margin percentage.  Income taxes incurred by HSS and its subsidiaries that include operations of the Hughes Retail Group are allocated between the HSSC Group and the Hughes Retail Group based primarily on the relative amounts of earnings or loss attributable to each Group.

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION — Continued

(Unaudited)

The various attributions, allocations and inter-group charges provided for in the Policy Statement generally do not affect the amounts reported in HSS’ condensed consolidated financial statements, except for effects on the attribution of equity and net income or loss between the holders of Tracking Stock and HSS’ common shareholders.  The Policy Statement also does not significantly affect the way that the Hughes segment management assesses operating performance and allocates resources.  In addition, our chief operating decision maker reviews the Hughes Retail Group financial information only to the extent such information is included in our periodic filings with the SEC.  Therefore we do not consider the Hughes Retail Group to be a separate operating segment.

Balance Sheet Attributions

Assets attributed to the Hughes Retail Group based on specific identification consist primarily of trade accounts receivable from retail broadband subscribers, property and equipment (primarily customer rental equipment) used solely in the retail business, and deferred subscriber acquisition costs included in other noncurrent assets.  Goodwill and other intangible assets (primarily customer relationships, developed technology and trademarks), which were recognized in connection with our acquisition of Hughes Communications, Inc. in June 2011, were attributed to the Hughes Retail Group based on an analysis of information for the retail business that was available at the acquisition date.

No attribution to the Hughes Retail Group has been made for certain significant assets that it shares with the HSSC Group, including regulatory authorizations and property and equipment (such as satellites and related terrestrial facilities), because those assets are operated and maintained by the HSSC Group and it is not practicable to allocate the asset carrying amounts between the Groups.  However, the Hughes Retail Group has the right to use such assets and is charged for its use of such assets in accordance with the Policy Statement.

Liabilities attributed to the Hughes Retail Group based on specific identification consist primarily of customer prepayments and deferred revenue related to retail subscribers and deferred tax liabilities related to assets and liabilities that have been attributed to the Hughes Retail Group.  Except to a limited extent, it is not practicable to attribute accounts payable and accrued liabilities to the Hughes Retail Group because those amounts arise from centralized processes managed by the HSSC Group.  The Hughes Retail Group generally incurs inter-group payables to all other operations in connection with such centralized processes.  As provided in the Policy Statement, none of our long-term debt is attributed to the Hughes Retail Group; however, interest is charged on all inter-group payables.

Revenue and Expense Attributions

The Hughes Retail Group revenue relates to services and equipment provided to retail broadband subscribers and is readily identifiable based on specific identification.

Expenses attributed to the Hughes Retail Group based on specific identification include depreciation of property and equipment and amortization of intangible assets that are attributed to the Hughes Retail Group.  Certain other operating expenses, such as compensation of employees that work exclusively in the retail business, are also attributed to the Hughes Retail Group based on specific identification.  A substantial portion of the Hughes Retail Group cost of sales is based on specific inter-group pricing provisions of the Policy Statement, including a monthly charge per retail subscriber and charges for customer rental equipment at cost plus a fixed margin percentage.  The Hughes Retail Group operating expenses also reflect allocations of corporate overhead and other expenses incurred by HSS.

Cash Flow Attributions

The Hughes Retail Group participates in HSS’ centralized cash management system and does not maintain separate cash accounts.  Under the centralized cash management system, net advances of cash to or from the Hughes Retail Group are reflected in an inter-group receivable or payable account, which bears interest at the same rate earned by HSS on its cash and marketable investment securities portfolio.  There is no allocation of HSS’ long-term debt or related interest costs to the Hughes Retail Group.

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION — Continued

(Unaudited)

Cash receipts from retail broadband subscribers and payments of certain expenses attributed to the Hughes Retail Group on a specific identification basis generally are reflected in the attributed statements of cash flows in the period the cash is received or paid.  It is not practicable to determine the timing of related cash disbursements under the centralized cash management system for other costs and expenses attributed to the Hughes Retail Group.  The accompanying statements of cash flows generally presents cash flows related to such transactions when they are recognized on an accrual basis in an inter-group receivable or payable account.  Periodic changes in inter-group receivables or payables generally are indicative of amounts received or paid by the HSSC Group on behalf of the Hughes Retail Group and are reported in the accompanying attributed statements of cash flows as investing activity for the Group with a net receivable balance or as financing activity for the Group with a net payable balance.

Attributions for Periods Prior to Adoption of the Policy Statement

Except as discussed below, attributions of assets, liabilities, revenue, expenses and cash flows to the Hughes Retail Group in periods prior to the adoption of the Policy Statement effective March 1, 2014 are substantially as described above.  However, because the Policy Statement was not effective, the attributed financial information for periods prior to March 1, 2014 do not reflect retrospective application of specific pricing terms in the Policy Statement, such as the monthly charge per subscriber or the cost-plus-fixed-margin pricing for equipment transfers.  In lieu of charges based on such specific terms, the attributed financial information for periods prior to March 1, 2014 reflect actual costs incurred for specifically identified items or are based on allocations of actual costs incurred for shared resources.  In addition, because no arrangement for interest-bearing inter-group receivables or payables existed prior to March 1, 2014, no such accounts or related interest are reflected in the attributed financial information for periods prior to March 1, 2014.  In such periods, HSS’ equity in the net assets of the Hughes Retail Group is presented as “Equity/ Attributed net assets” and periodic changes in such equity are presented as “Inter-group equity contributions (distributions), net” within financing activities in the attributed statements of cash flows.  As a result of our use of different attribution methods for certain items in periods prior to March 1, 2014, the attributed financial position, results of operations and cash flows of the Groups are not directly comparable to the corresponding attributed financial information for periods after March 1, 2014.  Accordingly, the attributed financial information for periods prior to March 1, 2014 does not purport to present the attributed financial information that would have resulted if the Policy Statement had been adopted in such periods.

Note 3.                   Property and Equipment

Property and equipment for the Hughes Retail Group consisted of the following:

	Depreciable	As of
	Life	June 30,	December 31,
	(In Years)	2015	2014
		(In thousands)
Customer rental equipment	2-4	$546,853	$482,934
Accumulated depreciation		(376,100)	(316,789)
Property and equipment, net		$170,753	$166,145

Depreciation expense associated with the Hughes Retail Group property and equipment, net of retirements, was $29.9 million and $27.3 million for the three months ended June 30, 2015 and 2014, respectively, and $59.3 million and $53.2 million for the six months ended June 30, 2015 and 2014, respectively.

Note 4.                   Goodwill and Other Intangible Assets

Goodwill

Goodwill is assigned to reporting units of our operating segments.  A portion of the Hughes segment goodwill was attributed to the Hughes Retail Group as if the Hughes Retail Group had been a separate reporting unit at June 8, 2011, the date EchoStar completed the acquisition of Hughes Communications, Inc.  Approximately $260.0 million of the $504.2 million Hughes segment goodwill was attributed to the Hughes Retail Group.

NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION — Continued

(Unaudited)

Other Intangible Assets

Other intangible assets for the Hughes Retail Group consisted of the following:

	As of
	June 30, 2015			December 31, 2014
		Accumulated	Carrying		Accumulated	Carrying
	Cost	Amortization	Amount	Cost	Amortization	Amount
	(In thousands)
Customer relationships	$145,100	$(122,159)	$22,941	$145,100	$(114,657)	$30,443
Technology-based	23,500	(15,993)	7,507	23,500	(14,035)	9,465
Trademark portfolio	13,620	(2,781)	10,839	13,620	(2,440)	11,180
Total other intangible assets	$182,220	$(140,933)	$41,287	$182,220	$(131,132)	$51,088

Customer relationships are amortized predominantly in relation to the expected contribution of cash flow to the business over the life of the intangible asset.  Other intangible assets are amortized on a straight-line basis over the periods the assets are expected to contribute to our cash flows.  Amortization expense was $4.9 million and $6.1 million for the three months ended June 30, 2015 and 2014, respectively, and $9.8 million and $12.1 million for the six months ended June 30, 2015 and 2014, respectively.

Note 5.                   Income Taxes

We establish a provision for income taxes currently payable or receivable and for income tax amounts deferred to future periods based upon a separate return allocation method which results in income tax expense that approximates the expense that would result if the Hughes Retail Group was a stand-alone entity.  Deferred tax assets and liabilities are recorded for the estimated future tax effects of differences that exist between the financial reporting carrying amount and tax bases of assets and liabilities.  Deferred tax assets are offset by valuation allowances when we determine it is more likely than not that such deferred tax assets will not be realized in the foreseeable future.

In accordance with the Policy Statement, all income tax obligations and benefits that arose prior to March 1, 2014, except for deferred income taxes related to differences between the financial reporting carrying amounts and tax bases of the Hughes Retail Group assets and liabilities, are attributable to the HSSC Group.  Because no arrangements for inter-group settlement of income taxes existed prior to March 1, 2014, no inter-group receivables or payables were recognized for attributed income tax expenses or benefits related to operations for periods prior to March 1, 2014.

Note 6.                   Equity/ Attributed Net Assets

The reported amounts of equity/attributed net assets for the Hughes Retail Group and the HSSC Group represent the excess of attributed assets over attributed liabilities for the respective Groups.  The HSSC Group equity reflects EchoStar’s aggregate 71.89% economic interest in the net assets of the Hughes Retail Group, which comprises DISH Network’s 51.89% economic interest in the Hughes Retail Group represented by EchoStar Tracking Stock and EchoStar’s 20.0% retained interest in the Hughes Retail Group.

The Hughes Retail Group equity/attributed net assets consisted of attributed paid-in capital and accumulated earnings as follows:

	As of
	June 30,	December 31,
	2015	2014
	(In thousands)
Attributed paid-in-capital	$456,122	$456,122
Attributed accumulated earnings (deficit):
Periods prior to March 1, 2014	33,395	33,395
Periods beginning March 1, 2014	(35,746)	(23,886)
Total	(2,351)	9,509
Total equity/ attributed net assets	$453,771	$465,631